AMENDMENT NO. 12 TO

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT

TCW Funds, Inc. and TCW Investment Management Company LLC hereby agree to amend the Investment Advisory and Management Agreement (“Agreement”) entered into by the parties and dates as of February 10, 2025, as amended, as follows:

This Amendment shall be effective February 10, 2025. All other terms and conditions of the Agreement will remain in full force and effect, including the existing provisions of Schedule A and any amendments, thereof.

SCHEDULE A

Fund	Annual Fee Rate (expressed as a percentage of net assets)
TCW White Oak Emerging Markets Equity Fund	0.90%

IN WITNESS WHEREOF, the parties have agreed to and executed this amendment to the Agreement on the day and year written above.

TCW FUNDS, INC.

By:
	Name:	Peter Davidson
	Title:	Vice President and Secretary

TCW INVESTMENT MANAGEMENT COMPANY LLC.

By:
	Name:	Peter Davidson
	Title:	Senior Vice President and Associate General Counsel